UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[     ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KPLR, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

KPLR, INC. 401(k) PLAN
Date: August 16, 2004	/s/ Chandler Bigelow Chandler Bigelow Secretary and Member of the Tribune Company Employee Benefits Committee

TRIBUNE COMPANY

INDEX

Page
KPLR, Inc. 401(k) Plan	2

Financial Statements:
Statement of Net Assets Available for Benefits
at December 31, 2003	3
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2003	4
Notes to Financial Statements	5-8

All other schedules of additional financial information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

TRIBUNE COMPANY KPLR 401(K) PLAN

(UNAUDITED)
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003
AND FOR THE YEAR ENDED DECEMBER 31, 2003

TRIBUNE COMPANY KPLR 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(UNAUDITED) December 31, 2003

Assets:

Investments, at fair value	$848,249

Receivables:
Contributions from participants	13,307
Contributions from Tribune Company	493

Total receivables	13,800

Net assets available for benefits	$862,049

The accompanying notes are an integral part of the financial statements.

TRIBUNE COMPANY KPLR 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(UNAUDITED) Year Ended December 31, 2003

Additions:
Additions to net assets attributed to:
Contributions:
Participants	$ 744,753
Tribune Company	87,461

Total contributions	832,214

Investment income:
Interest and dividends	7,804
Net appreciation in fair value of investments	46,076

Net investment income	53,880

Total additions	886,094

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(10,502)
Administrative fees	(1,757)
Net transfer of assets	(11,786)

Total deductions	(24,045)

Net increase in net assets available for benefits	862,049

Net assets available for benefits:
Beginning of year	–

End of year	$ 862,049

The accompanying notes are an integral part of the financial statements.

TRIBUNE COMPANY KPLR 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – (UNAUDITED)

NOTE 1 — PLAN DESCRIPTION

The following brief description of the Tribune Company KPLR 401(k) Plan (the “Plan”) is provided for general information purposes. Participants should refer to the Plan document for more complete information.

General

The Plan was established effective May 1, 2003 by Tribune Company (the “Company”). The Plan is a defined contribution plan that covers any employee of KPLR, Inc. at its St. Louis, Missouri location who is either not covered by a collective bargaining agreement or who is a member of the International Brotherhood of Electrical Workers (“IBEW”), AFL-CIO-CFL Local Union No. 4. The eligible participants must also meet age and service requirements. Separate benefit accounts are maintained for each participant.

Prior to May 1, 2003, eligible participants contributed to the ACME Television, LLC 401(k) Plan (“prior plan”). All account balances of participants in the prior plan were permitted to be rolled over to this Plan and shall be held and distributed pursuant to the terms of this Plan and in accordance with the applicable sections of the Internal Revenue Code (“IRC”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”), which is appointed by the board of directors of the Company. The Plan’s trustee, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”), is responsible for the custody and management of the Plan’s assets.

Contributions

Participants may elect to make before-tax (“salary reduction”) contributions of 1% to 25% of their compensation (as defined in the Plan) subject to Plan and Internal Revenue Service (“IRS”) limits. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers seven investment alternatives (six mutual funds and the Tribune Company Stock Fund). After the first full year of service, the Company makes a contribution to the Plan in an amount equal to 50% of the first 6% of a participant’s before-tax contributions for that period. The Company contribution is allocated according to the participants’ investment elections. Effective January 1, 2004, the Plan offers nine investment alternatives.

Participants may elect to have all or a percentage (in 1% increments) of their contributions and their share of the Company’s contributions invested in or transferred among one or more of the investment funds. Participants may elect that up to 100% of their contributions and up to 100% of their share of the Company’s matching contributions be invested in the Tribune Company Stock Fund. The Trustee’s purchases of Tribune Company common stock are made in the open market. Participants may change their investment options effective with the next pay period. Participants may make interfund transfers on a daily basis.

Participant rollovers represent transfers made to the Plan from another qualified plan or from the Plan to an individual retirement account or another qualified plan.

Participants’ accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are, at all times, 100% vested in their accounts, including the Company contributions.

Payment of benefits

Participants who have attained age 59½ or who are totally and permanently disabled may elect to withdraw their account balances through notice to the Committee at any time.

Participants may make withdrawals of any part or all of the balance in their salary reduction contribution accounts, prior to termination, in order for the participant to meet an immediate and significant financial need for which a withdrawal would be permitted by IRS regulations. A participant may make only one hardship withdrawal during any Plan year. Participants who make hardship withdrawals will cease to be eligible to make salary reduction contributions for six months.

Distributions of account balances are generally made to participants in a single sum payment. Distributions are made in cash, except that participants may elect to receive the portion invested in the Tribune Company Stock Fund in whole shares of Tribune Company common stock.

Participant loans

The Plan permits participants to borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years. Effective January 1, 2004, participants are eligible for a second loan, including a loan related to the purchase of a principal residence. Loan terms range from five to thirty years. The loans are secured by the balance in the participant’s account. The interest rate for a loan is the prime rate on the last business day of the prior month and is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Plan termination

Subject to any collective bargaining agreement, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Publicly traded funds are valued at quoted market prices on the last business day of the Plan year. The Tribune Company Stock Fund is valued at the unit closing price as determined by the Trustee on the last business day of the Plan year. Participant loans are valued at amounts originally borrowed by participants, less amounts subsequently repaid.

Net appreciation or depreciation in fair value of investments includes both realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Distributions are recorded when paid. Benefit claims that have been processed and approved for payment prior to December 31 but not yet distributed as of that date are shown as a liability on the Form 5500, filed with the Department of Labor. At December 31, 2003, all benefit claims that were processed and approved for payment had been distributed.

Administrative fees

Administrative fees of $1,757 for the year ended December 31, 2003 were paid by the Plan.

NOTE 3 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

December 31, 2003

Vanguard Prime Money Market Fund Institutional Shares;
191,630 units	$191,630
Vanguard Wellington Admiral Fund; 3,124 units	155,465
Vanguard Institutional Index Fund; 1,405 units	143,034
Vanguard Total Bond Market Index Fund; 12,948 units	133,497
Vanguard Explorer Fund; 1,531 units	100,438
Fidelity Diversified International Fund; 2,642 units	63,719
Tribune Company Stock Fund; 1,696 units	52,694

During 2003, the Plan’s investments (including both realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year) appreciated in value by $46,076 as follows:

Mutual funds	$41,586
Tribune Company Stock Fund	4,490

Net appreciation in fair value of investments	$46,076

NOTE 4 — INCOME TAX STATUS

The IRS has not yet determined and informed the Company that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 6 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.